UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 001-37403

THE STARS GROUP INC.

(Translation of registrant’s name into English)

200 Bay Street

South Tower, Suite 3205

Toronto, Ontario, Canada

M5J 2J3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 27, 2018, The Stars Group Inc. (the “Company”) filed a Material Change Report on SEDAR at www.sedar.com with respect to the Company’s previously announced agreement to acquire Sky Betting & Gaming. On the same date, the Company also filed on SEDAR at www.sedar.com a copy of the Sale and Purchase Deed (the “Share Purchase Agreement”) with respect to the same.

Copies of the report and the Share Purchase Agreement are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Stars Group Inc.

Date: April 27, 2018	By:	/s/ Brian Kyle
	Name:	Brian Kyle
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Material Change Report, dated April 27, 2018

99.2	Sale and Purchase Deed, dated April 21, 2018, by and among Cyan Blue Jerseyco Limited, Sky UK Limited, the individual sellers party thereto, Cyan Blue Manco Limited, Stars Group Holdings (UK) Limited, Stars Group Holdings B.V., Stars Group Holdings Coöperatieve U.A. and The Stars Group Inc.